EX-99.77J REVALUATION

Exhibit 77(j)(b) - Restatement of Capital Accounts

For the period ended March 31, 2018, the Pemberwick Fund increased accumulated net investment loss by $47,216, increased accumulated net realized loss by $8,359, and decreased capital stock by $38,857.

The reclassifications have no effect on net assets or net asset value per share.